                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                       Electronics Boutique Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    286045109
                                 (CUSIP Number)

                            Merrill R. Steiner, Esq.
                       Stradley Ronon Stevens & Young LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8039

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2005

             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. [ X ]

          Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 286045109                     13D                   Page 2 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 The Group is comprised of the following persons:

                         1.       James J. Kim
                         2.       Agnes C. Kim
                         3.       Susan Y. Kim
                         4.       David D. Kim, as Trustee
                         5.       John T. Kim, as Trustee
                         6.       Susan Y. Kim, as Trustee
                         7.       David D. Kim Trust of 12/31/87
                         8.       John T. Kim Trust of 12/31/87
                         9.       Susan Y. Kim Trust of 12/31/87
                         10.      EB Nevada, Inc.
                         11.      The Electronics Boutique, Inc.
                         12.      EB Services Corp.

     2. Check the Appropriate Box if a Member of a Group*              (a) [  ]
                                                                       (b) [  ]

     3. SEC Use Only

     4. Source of Funds*
                Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                Not applicable; not organized

    Number of
       Shares
 Beneficially
     Owned by
         Each
    Reporting       7. Sole Voting Power           Not applicable
  Person With

                    8. Shared Voting Power         11,843,368 shares, or 47.8%
                                                   of the common stock outstanding

                    9. Sole Dispositive Power      Not applicable

                   10. Shared Dispositive Power    11,843,368 shares, or 47.8%
                                                   of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,843,368 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*    [  ]

     13. Percent of Class Represented by Amount in Row (11)            47.8% of the common stock outstanding

     14. Type of Reporting Person*                                     OO

CUSIP No.  286045109                    13D                   Page 3 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 James J. Kim

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

    Number of
       Shares
 Beneficially
     Owned by
         Each
    Reporting       7. Sole Voting Power           260,894 shares, or 1.1% of the common stock outstanding
  Person With

                    8. Shared Voting Power         11,569,101 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      260,894 shares, or 1.1% of the common stock outstanding

                   10. Shared Dispositive Power    11,569,101 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person   11,829,995 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [  ]

     13. Percent of Class Represented by Amount in Row (11)            47.8% of the common stock outstanding

     14. Type of Reporting Person*                                     IN

CUSIP No.  286045109                    13D                   Page 4 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 Agnes C. Kim

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

    Number of
       Shares
 Beneficially
     Owned by
         Each
    Reporting       7. Sole Voting Power           Not applicable
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      Not applicable

                   10.  Shared Dispositive Power   11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person   11,569,100 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     IN

CUSIP No.  286045109                    13D                   Page 5 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 Susan Y. Kim

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

    Number of
       Shares
 Beneficially
     Owned by
         Each       7. Sole Voting Power           13,334 shares, or less than 0.1% of the common stock outstanding
    Reporting
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      13,334 shares, or less than 0.1% of the common stock
                     outstanding

                   10. Shared Dispositive Power    11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,582,434 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.8% of the common stock outstanding

     14. Type of Reporting Person*                                     IN

CUSIP No.  286045109                    13D                   Page 6 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 David D. Kim, as Trustee

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

    Number of
       Shares
 Beneficially
     Owned by
         Each       7. Sole Voting Power           13 shares, or less than 0.1% of the common stock
    Reporting                                      outstanding
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      13 shares, or less than 0.1% of the common stock outstanding

                   10.  Shared Dispositive Power   11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,113 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     IN

CUSIP No.  286045109                    13D                   Page 7 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 John T. Kim, as Trustee

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

    Number of
       Shares
 Beneficially
     Owned by
         Each       7. Sole Voting Power           13 shares, or less than 0.1% of the common stock
    Reporting                                      outstanding
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      13 shares, or less than 0.1% of the common stock outstanding

                   10. Shared Dispositive Power    11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,113 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     IN

CUSIP No.  286045109                    13D                   Page 8 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 Susan Y. Kim, as Trustee

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

    Number of
       Shares
 Beneficially
     Owned by
         Each       7. Sole Voting Power           13 shares, or less than 0.1% of the common stock
    Reporting                                      outstanding
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      13 shares, or less than 0.1% of the common stock outstanding

                   10. Shared Dispositive Power    11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,113 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     IN

CUSIP No.  286045109                    13D                   Page 9 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 David D. Kim Trust of 12/31/87

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

    Number of
       Shares
 Beneficially
     Owned by
         Each       7. Sole Voting Power           13 shares, or less than 0.1% of the common stock
    Reporting                                      outstanding
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      13 shares, or less than 0.1% of the common stock outstanding

                   10. Shared Dispositive Power    11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,113 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     OO

CUSIP No.  286045109                    13D                  Page 10 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 John T. Kim Trust of 12/31/87

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

    Number of
       Shares
 Beneficially
     Owned by
         Each       7. Sole Voting Power           13 shares, or less than 0.1% of the common stock
    Reporting                                      outstanding
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      13 shares, or less than 0.1% of the common stock outstanding

                   10.  Shared Dispositive Power   11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,113 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     OO

CUSIP No.  286045109                    13D                  Page 11 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 Susan Y. Kim Trust of 12/31/87

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [   ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

    Number of
       Shares
 Beneficially
     Owned by
         Each       7. Sole Voting Power           13 shares, or less than 0.1% of the common stock
    Reporting                                      outstanding
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      13 shares, or less than 0.1% of the common stock outstanding

                   10. Shared Dispositive Power    11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,113 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [   ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     OO

CUSIP No.  286045109                    13D                  Page 12 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 EB Nevada, Inc.

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 Organized in the State of Nevada

    Number of
       Shares
 Beneficially
     Owned by
         Each
    Reporting       7. Sole Voting Power           Not applicable
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      Not applicable

                   10. Shared Dispositive Power    11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,100 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     CO

CUSIP No.  286045109                    13D                  Page 13 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 The Electronics Boutique, Inc.

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

    Number of
       Shares
 Beneficially
     Owned by
         Each
    Reporting       7. Sole Voting Power           Not applicable
  Person With

                    8. Shared Voting Power         11,569,100 shares, or 46.7% of the common stock outstanding

                    9. Sole Dispositive Power      Not applicable

                   10.  Shared Dispositive Power   11,569,100 shares, or 46.7% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  11,569,100 shares of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)            46.7% of the common stock outstanding

     14. Type of Reporting Person*                                     CO

CUSIP No.  286045109                    13D                  Page 14 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 EB Services Corp.

     2. Check the Appropriate Box if a Member of a Group*              (a) [X]
                                                                       (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)   [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

    Number of
       Shares
 Beneficially
     Owned by
         Each
    Reporting       7. Sole Voting Power           Not applicable
  Person With

                    8. Shared Voting Power         1 share, or less than 0.1% of the common stock outstanding

                    9. Sole Dispositive Power      Not applicable

                   10.  Shared Dispositive Power   1 share, or less than 0.1% of the common stock outstanding

     11. Aggregate Amount Beneficially Owned by Each Reporting Person   1 share of common stock

     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*      [ ]

     13. Percent of Class Represented by Amount in Row (11)   Less than 0.1% of the common stock outstanding

     14. Type of Reporting Person*                                      CO

Item 1.  Security and Issuer.

     This Statement on Schedule 13D (the  "Schedule  13D") relates to the shares of common stock,  par value $0.01 per share  ("Common  Stock"),  of  Electronics
Boutique  Holding  Corp.,  a  Delaware  corporation  (the  "Company"),  with its principal  place  of  business  at  931  South  Matlack  Street,  West  Chester,
Pennsylvania, 19382.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by a group consisting of James J. Kim,
Agnes C. Kim, Susan Y. Kim,  David D. Kim, as Trustee,  John T. Kim, as Trustee,
Susan Y. Kim, as Trustee  (the "Kim  Family"),  David D. Kim Trust of  12/31/87,
John T.  Kim  Trust of  12/31/87,  Susan Y. Kim  Trust  of  12/31/87  (the  "Kim
Trusts"), EB Nevada, Inc., a Nevada corporation, The Electronics Boutique, Inc., a Pennsylvania  corporation,  and EB Services Corp., a Pennsylvania  corporation
(the "Kim  Companies"  and together with the Kim Family and the Kim Trusts,  the
"Reporting  Persons").  Attached as Schedule I hereto and incorporated herein by reference  is a list  containing  the (a) name,  (b)  citizenship,  (c)  present principal occupation or employment,  and (d) the name,  principal business,  and address of any  corporation or other  organization  in which such  employment is conducted, of each director and executive officer of each of the Kim Companies.

     (b) The principal business address for the Kim Family and the Kim Trusts is
1345 Enterprise Drive, West Chester, Pennsylvania, 19380. The principal business address for EB Nevada,  Inc.  is 2251A  Renaissance  Drive,  Suite 4, Las Vegas,
Nevada,  89119. The business address for The Electronics  Boutique,  Inc. and EB
Services Corp. is 931 South Matlack Street, West Chester, Pennsylvania, 19382.

     (c) Attached as Schedule II hereto and incorporated  herein by reference is a list containing (a) the present principal occupation or employment and (b) the name,  principal business,  and address of any corporation or other organization in which such  employment  is conducted,  of each member of the Kim Family.  The principal  business  of the Kim  Trusts  is  purchasing,  holding,  and  selling securities and other assets for investment  purposes.  The principal business of the EB Nevada,  Inc.  is  purchasing,  holding,  and selling  securities  of the
Company for  investment  purposes.  The  principal  business of The  Electronics
Boutique, Inc. is purchasing, holding, and selling securities of EB Nevada, Inc.
for investment purposes. The principal business of EB Services Corp. is to serve as the general partner of EB Services Company,  LLP. EB Servics Corp. holds a 1%
ownership interest in EB Services Company, LLP.

     (d) None of the  Reporting  Persons  has  during  the last five  years been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future state securities laws or finding any violation with respect to such laws.

     (e) To the knowledge of the Reporting Persons,  during the last five years, none of the directors or officers of the Kim  Companies has been  convicted in a criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) For each  Reporting  Person,  the  response to Row 6 on the cover page, indicating  the  citizenship  or  place  of  organization  of  such  person,  is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Shares being reported on this Schedule 13D were previously  reported on a Schedule 13G except for certain  options to purchase shares of Common Stock of the Company which  recently  became  exercisable by Susan Y. Kim. In view of the transactions  described in Item 4 below,  the  ownership of the shares of Common
Stock is no longer being reported on Schedule 13G.

Item 4.  Purpose of Transaction.

     This Schedule 13D relates to a voting  agreement  (the "Voting  Agreement")
entered  into by and  among EB  Nevada,  Inc.  and James J. Kim  (together,  the
"Stockholders"),  GameStop Corp. ("GameStop") and the Company in connection with the execution of an Agreement and Plan of Merger (the "Merger  Agreement") among the Company,  GameStop,  GameStop,  Inc., a Minnesota corporation,  GSC Holdings
Corp., a Delaware  corporation  and  wholly-owned  subsidiary of GameStop,  Inc.
("Holdco"),  Cowboy  Subsidiary LLC, a Delaware  limited  liability  company and wholly-owned subsidiary of Holdco ("GameStop Merger Sub"), Eagle Subsidiary LLC,
a Delaware limited liability company and wholly-owned  subsidiary of Holdco ("EB
Merger Sub" and, together with GameStop Merger Sub, the "Merger Subs") providing for a business  combination  whereby (i)  GameStop,  Inc.  formed  Holdco,  (ii)
GameStop  Merger Sub will merge  into  GameStop  (the  "GameStop  Merger")  with
GameStop as the  surviving  corporation  and (iii) EB Merger Sub will merge into the  Company  (the "EB Merger"  and,  together  with the  GameStop  Merger,  the
"Mergers")  with the Company as the  surviving  corporation  and the Company and
GameStop will become direct wholly-owned subsidiaries of Holdco.

     At the  Effective  Time (as defined in the Merger  Agreement),  the Company stockholders  will be entitled  to receive in exchange  for each share of Common
Stock (i) $38.15 in cash without interest and (ii) .78795 shares of Holdco Class
A Common  Stock.  The  GameStop  stockholders  will be  entitled  to  receive in exchange for each share of Class A Common Stock of GameStop, one share of Holdco
Class A Common Stock and for each share of Class B Common Stock of GameStop, one share of Holdco Class B Common Stock.

     At the Effective  Time,  the board of directors of Holdco will be comprised of at least nine directors and will include James J. Kim.

     Pursuant to the Voting Agreement,  the Stockholders have agreed to vote the shares of Common Stock  beneficially  owned by the  Stockholders in favor of the adoption of the Merger Agreement.  In addition,  the Stockholders have agreed to vote against any proposal (i) in opposition to adoption of the Merger  Agreement or in competition  or  inconsistent  with the Company Merger or any  transaction contemplated by the Merger  Agreement,  (ii) any Company  Takeover  Proposal (as
defined in the Merger Agreement), (iii) any change in the management or board of directors of the Company (other than as  contemplated  by the Merger  Agreement)
and  (iv)  any  action  or  agreement  that  would  result  in a  breach  of any representation,  warranty,  covenant or agreement or any other obligation of the
Company  under the  Merger  Agreement  or of such  Stockholder  under the Voting
Agreement.  The  obligation  of the  Stockholders  to vote  their  Shares in the foregoing  manner is  subject to  limitation  if the board of  directors  of the
Company  changes its  recommendation  with respect to the adoption of the Merger
Agreement in fulfillment of its fiduciary duties, in which case only a number of shares equal to  one-third of the  outstanding  shares of the  Company's  common stock would be required to be so voted, with the remaining shares being required to be voted  pro rata with all other  shares  of Common  Stock not  beneficially owned by the Stockholders.  The Stockholders have also agreed that they will not directly or indirectly,  sell, transfer,  assign, pledge,  encumber or otherwise dispose of any Common Stock, or any interest  therein,  or any other  securities
convertible  into  or  exchangeable  for  Common  Stock  (including   derivative
securities),  or any  voting  rights  with  respect  thereto  or enter  into any contract,  option or other  arrangement or  understanding  with respect  thereto
(including  any voting trust or  agreement  and the granting of any proxy) other than (a) pursuant to the Mergers,  (b)  encumbrances  imposed by margin accounts maintained by each  Stockholder  or pledges to  investment  banks or other third party  lenders and any other  transfers  resulting  therefrom,  (c) transfers to family members of any Stockholder, (d) transfers by operation of law, by will or pursuant to the laws of descent or  distribution,  or (e) with the prior written consent of GameStop.

     Pursuant  to the Voting  Agreement,  the  Stockholders  have  appointed  R.
Richard  Fontaine  and Daniel A.  DeMatteo  as their  proxy to vote all of their shares of Common Stock at any annual or special meeting of the  stockholders (a)
in favor of the  adoption  of the Merger  Agreement  and (b)  against any action referred to in clauses (i) through (iv) in the paragraph above.

     The Voting Agreement terminates after the earlier of (a) the termination of the Merger  Agreement in accordance  with its terms or (b) the day following the
Effective Time (as defined in the Merger Agreement).

     The descriptions of the Merger Agreement and Voting Agreement  contained in this  Schedule  13D  are  qualified  in  their  entirety  by  reference  to such agreements,  copies of which are  included  as  Exhibit 1 and  Exhibit 2 to this
Schedule 13D, respectively, and are incorporated by reference herein.

Item 5.  Interest in Securities of the Company.

     (a) For each  Reporting  Person,  the response to Row 11 on the cover page, indicating  the  aggregate  number  and  percentage  of shares  of Common  Stock
beneficially  owned  by  each  Reporting  Person,  is  incorporated   herein  by
reference.  The  ownership  percentages  were  calculated  based  on  24,766,479 outstanding  shares of Common Stock as of April 17, 2005. Each Reporting  Person
states  that the  filing  of this  Schedule  13D shall  not be  construed  as an admission  that such  Reporting  Person is, for the purposes of Section 13(d) or
13(g) of the  Securities Act of 1933, as amended,  the  beneficial  owner of the shares of Common Stock  reported as  beneficially  owned by the other  Reporting
Persons in this Schedule 13D.

     (b) For each  Reporting  Person,  the  response to Row 7 on the cover page, indicating  the number of shares as to which  such  person has the sole power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 8 on the  cover  page, indicating  the  aggregate  number of shares as to which such  person has shared power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 9 on the  cover  page, indicating  the number of shares as to which  such  person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.

     For each  Reporting  Person,  the  response  to Row 10 on the  cover  page, indicating  the number of shares as to which such person has the shared power to vote or to direct the vote, is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Company.

     The  matters set forth in Item 4 above are  incorporated  in this Item 6 by reference  as if fully set forth  herein.  In  addition,  EB Nevada,  Inc.  is a
wholly-owned   subsidiary  of  The  Electronics  Boutique,   Inc.,  all  of  the
outstanding  capital  stock of  which is owned by James J. Kim and  Agnes C. Kim
(the parents of Susan Y. Kim,  John T. Kim and David D. Kim) and the Kim Trusts,
which are the David D. Kim Trust of December 31, 1987,  the John T. Kim Trust of
December 31, 1987 and the Susan Y. Kim Trust of December 31, 1987.  David D. Kim
is the trustee of the David D. Kim Trust of December 31,  1987,  Susan Y. Kim is
the  trustee of the Susan Y. Kim Trust of  December  31, 1987 and John T. Kim is
the trustee of the John T. Kim Trust of December 31, 1987.  The trust  agreement for each of these  trusts  authorizes  the  trustees  of the  trusts to vote the shares of Common  Stock of the Company  held by them,  in their  discretion,  in concert with James Kim's family.

Item 7.  Material Filed as Exhibits.

     1.   Agreement  and  Plan of  Merger,  dated as of April  17,  2005,  among
          GameStop Corp.,  Electronics Boutique Holdings Corp., GameStop,  Inc.,
          GSC Holdings  Corp.,  Cowboy  Subsidiary LLC and Eagle  Subsidiary LLC
          (incorporated  by  reference to Exhibit 2.1 to the  Company's  Current
          Report on Form 8-K dated April 17, 2005).

     2.   Voting Agreement and Irrevocable Proxy, dated as of April 17, 2005, by
          and  among  EB  Nevada,   Inc.,  James  J.  Kim,  GameStop  Corp.  and
          Electronics  Boutique  Holdings  Corp.  (incorporated  by reference to
          Exhibit 9.1 to the  Company's  Current  Report on Form 8-K dated April
          17, 2005).

                                   SIGNATURES

     After  reasonable  inquiry and to the best of our knowledge and belief,  we certify that the information  set forth in this statement is true,  complete and correct.

Dated:   April 27, 2005

/s/ James J. Kim*
_____________________________                           April 27, 2005
James J. Kim

/s/ Agnes C. Kim*
_____________________________                           April 27, 2005
Agnes C. Kim

/s/ Susan Y. Kim*
_____________________________                           April 27, 2005
Susan Y. Kim

/s/ David D. Kim*
_____________________________                           April 27, 2005
David D. Kim, as Trustee

/s/ John T. Kim*
_____________________________                           April 27, 2005
John T. Kim, as Trustee

/s/ Susan Y. Kim*
_____________________________                           April 27, 2005
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*
         ______________________                         April 27, 2005
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*
         ______________________                         April 27, 2005
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*
         ______________________                         April 27, 2005
         Susan Y. Kim, as Trustee

EB Nevada, Inc.

By:      /s/ Susan Y. Kim*
         ______________________                         April 27, 2005
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By:      /s/ Memma S. Kilgannon
         ______________________                         April 27, 2005
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

EB Services Corp.

By:      /s/ Susan Y. Kim*
         ______________________                         April 27, 2005
         Name: Susan Y. Kim
         Title: Treasurer

/s/Memma S. Kilgannon
_______________________________________                 April 27, 2005
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                                   Schedule I

                        Directors and Executive Officers

                                 EB NEVADA, INC.

------------------- --------------------------- --------------- ------------------------------------------------------
       Name                   Title              Citizenship     Principal Occupation or Employment (including name,
                                                                 principal business, and address of any corporation
                                                                 or other organization in which such employment is
                                                                 conducted)
------------------- --------------------------- --------------- ------------------------------------------------------
James J. Kim        Director, President &       United States   Chairman of the Board, Electronics Boutique Holdings
                    Chief Executive Officer                     Corp.; Chairman of the Board and Chief Executive
                                                                Officer, Amkor Technology, Inc., 1345 Enterprise
                                                                Drive, West Chester, PA  19380-596;
                                                                President and Director, EB Services Corp.;
                                                                President, The Electronics Boutique, Inc.; and
                                                                President and Director, EB Nevada, Inc.
------------------- --------------------------- --------------- ------------------------------------------------------
Susan Y. Kim        Director, Senior Vice       United States   Director, Electronics Boutique Holdings Corp.;
                    President, Chief                            Treasurer, EB Services Corp.; Treasurer, The
                    Financial Officer,                          Electronics Boutique, Inc.; and Director, Secretary
                    Secretary & Treasurer                       and Treasurer, EB Nevada, Inc.
------------------- --------------------------- --------------- ------------------------------------------------------
Agnes C. Kim        Director                    United States   Director, EB Nevada, Inc.; Director, The Electronics
                                                                Boutique, Inc.
------------------- --------------------------- --------------- ------------------------------------------------------

                                                    THE ELECTRONICS BOUTIQUE, INC.

--------------------- ------------------- -------------------- -------------------------------------------------------
        Name                Title             Citizenship       Principal Occupation or Employment (including name,
                                                               principal business, and address of any corporation or
                                                                   other organization in which such employment is
                                                                                     conducted)
--------------------- ------------------- -------------------- -------------------------------------------------------
    James J. Kim          President          United States     Chairman of the Board, Electronics Boutique Holdings
                                                               Corp.; Chairman of the Board and Chief Executive
                                                               Officer, Amkor Technology, Inc., 1345 Enterprise
                                                               Drive, West Chester, PA  19380-596;
                                                               President and Director, EB Services Corp.; President,
                                                               The Electronics Boutique, Inc.; and President and
                                                               Director, EB Nevada, Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Susan Y. Kim          Treasurer          United States     Director, Electronics Boutique Holdings Corp.;
                                                               Treasurer, EB Services Corp.; Treasurer, The
                                                               Electronics Boutique, Inc.; and Director, Secretary
                                                               and Treasurer, EB Nevada, Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
  Memma Kilgannon         Assistant          United States     Assistant Secretary, The Electronics Boutique, Inc.; and
                          Secretary                            Assistant Secretary, EB Services Corporation.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Agnes C. Kim           Director          United States     Director, EB Nevada, Inc.; and Director, The
                                                               Electronics Boutique, Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------

                                EB SERVICES CORP.

--------------------- ------------------- ------------------ ---------------------------------------------------------
        Name                Title            Citizenship       Principal Occupation or Employment (including name,
                                                              principal business, and address of any corporation or
                                                                  other organization in which such employment is
                                                                                    conducted)
--------------------- ------------------- ------------------ ---------------------------------------------------------
    James J. Kim        President and       United States    Chairman of the Board, Electronics Boutique Holdings
                           Director                          Corp.; Chairman of the Board and Chief Executive
                                                             Officer, Amkor Technology, Inc., 1345 Enterprise Drive,
                                                             West Chester, PA  19380-596;
                                                             President and Director, EB Services Corp.; President,
                                                             The Electronics Boutique, Inc.; and President and
                                                             Director, EB Nevada, Inc.
--------------------- ------------------- ------------------ ---------------------------------------------------------
    Susan Y. Kim          Treasurer         United States    Director, Electronics Boutique Holdings Company, Inc.;
                                                             Treasurer, EB Services Corp.; Treasurer, The
                                                             Electronics Boutique, Inc.; and Director, Secretary and
                                                             Treasurer, EB Nevada, Inc.
--------------------- ------------------- ------------------ ---------------------------------------------------------
  Memma Kilgannon         Assistant         United States    Assistant Secretary, The Electronics Boutique, Inc.; and
                          Secretary                          Assistant Secretary, EB Services Corporation.
--------------------- ------------------- ------------------ ---------------------------------------------------------

                                   Schedule II

                                   Kim Family

--------------------- ------------------------------------------------------------------------------------------------
        Name            Principal Occupation or Employment (including name, principal business, and address of any corporation or other organization in which such employment is conducted)
--------------------- ------------------------------------------------------------------------------------------------

James J. Kim          Chairman of the Board, Electronics Boutique Holdings Corp.; Chairman of the Board and Chief
                      Executive Officer, Amkor Technology, Inc., 1345 Enterprise Drive, West Chester, PA  19380-596;
                      President and Director, EB Services Corp.; President, The Electronics Boutique, Inc.; and
                      President and Director, EB Nevada, Inc.
--------------------- ------------------------------------------------------------------------------------------------

Agnes C. Kim          Director, EB Nevada, Inc.; Director, The Electronics Boutique, Inc.

--------------------- ------------------------------------------------------------------------------------------------

Susan Y. Kim          Director, Electronics Boutique Holdings Corp.; Treasurer, EB Services Corp.; Treasurer, The
                      Electronics Boutique, Inc.; and Director, Secretary and Treasurer, EB Nevada, Inc.
--------------------- ------------------------------------------------------------------------------------------------

David D. Kim          Private Investor, 569 Portlock Road, Honolulu, HI 96825

--------------------- ------------------------------------------------------------------------------------------------

John T. Kim           Director of Corporate Development, Amkor Technology, Inc., 1900 S. Price Road, Chandler, AZ
                      85248.

--------------------- ------------------------------------------------------------------------------------------------